UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 23, 2019

Gemphire Therapeutics Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37809	47‑2389984
(State or other jurisdiction of	(Commission File Number)	(IRS Employer
incorporation)		Identification No.)

17199 N. Laurel Park Drive, Suite 401, Livonia, MI 48152

(Address of principal executive offices)  (Zip Code)

(734) 245‑1700

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	GEMP	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01Entry into a Material Definitive Agreement

Merger Agreement with NeuroBo

On July 24, 2019, Gemphire Therapeutics Inc., a Delaware corporation (“Gemphire”), GR Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Gemphire (“Merger Sub”), and NeuroBo Pharmaceuticals, Inc., a Delaware corporation (“NeuroBo”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into NeuroBo, with NeuroBo continuing as a wholly owned subsidiary of Gemphire and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each share of NeuroBo common stock outstanding immediately prior to the Effective Time (excluding shares held as treasury stock, held by NeuroBo and dissenting shares) will be converted into the right to receive shares of Gemphire common stock (the “Gemphire Common Stock”) equal to the Exchange Ratio described below; and (b) each outstanding NeuroBo stock option that has not previously been exercised prior to the Effective Time will be assumed by Gemphire.

Under the exchange ratio formula in the Merger Agreement (the “Exchange Ratio”), upon the closing of the Merger, on a pro forma basis and based upon the number of shares of Gemphire Common Stock expected to be issued in the Merger, current Gemphire securityholders are expected to own approximately 4.06% of the combined company and current NeuroBo securityholders are expected to own approximately 95.94% of the combined company, on a fully-diluted basis and assuming that Gemphire has the minimum Parent Cash Amount (as described below) allowable under the Merger Agreement and that NeuroBo raises the minimum required amount in the Pre-Closing Financing (as described below).  The ownership percentages are subject to adjustment to the extent that Gemphire’s Parent Cash Amount (as defined in the Merger Agreement) at the Effective Time is negative or to reflect aggregate gross proceeds received by NeuroBo in its Pre-Closing Financing before the closing of the Merger above the minimum required amount and up to and including $50 million.

In connection with the Merger, Gemphire will prepare and file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will contain a proxy statement / prospectus / information statement, and will seek the approval of Gemphire’s stockholders with respect to certain actions, including, but not limited to, the following (collectively, the “Gemphire Stockholder Matters”):

•	the issuance of Gemphire Common Stock to the NeuroBo stockholders pursuant to the Merger Agreement and the change of control of Gemphire resulting from the Merger pursuant to pertinent Nasdaq rules;

•

the amendment of Gemphire’s certificate of incorporation to effect a reverse split of all outstanding shares of the Gemphire Common Stock at a reverse stock split ratio as mutually agreed to by Gemphire and NeuroBo; and

•	the amendment of Gemphire’s certificate of incorporation to change the name of Gemphire to “NeuroBo Pharmaceuticals, Inc.”

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of Gemphire and NeuroBo, the continued listing of the Gemphire Common Stock on the Nasdaq Capital Market,  the conversion of all NeuroBo preferred stock and NeuroBo convertible notes into NeuroBo common stock and satisfaction by Gemphire of a minimum Parent Cash Amount of negative $3 million at closing.

Prior to signing the Merger Agreement, NeuroBo entered into subscription agreements with investors for a Series B Preferred Stock financing for approximate gross proceeds of $24,240,000, the minimum required amount under the Merger Agreement, and may enter into additional subscription agreements and receive additional proceeds between signing and closing of the Merger (the “Pre-Closing Financing”).

The Merger Agreement contains certain termination rights for both Gemphire and NeuroBo, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $1,000,000, or in some circumstances reimburse the other party’s expenses up to a maximum of $500,000.

Following the Closing, John L. Brooks III will serve as Gemphire’s Chief Executive Officer.  The board of directors of Gemphire (the “Gemphire Board”) will consist of six directors with five directors to be designated by NeuroBo, as well as Steven Gullans (Gemphire’s current President and Chief Executive Officer and member of the board of directors).

Contingent Value Rights Agreement

At the Effective Time, Gemphire,  Grand Rapids Holders’ Representative, LLC, as representative of the Gemphire stockholders prior to the Effective Time, and Computershare Inc., as the Rights Agent, will enter into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the Merger Agreement and the CVR Agreement, for each share of Gemphire Common Stock held, Gemphire stockholders of record as of immediately prior to the Effective Time will receive one contingent value right (“CVR”) entitling such holders to receive in the aggregate, 80% of the Gross Consideration (as defined in the CVR Agreement which contemplates the post-Merger combined company’s prior retention of an aggregate of $500,000) less other Permitted Deductions (each as defined in the CVR Agreement) received during the 15-year period after the closing of the Merger (the “CVR Term”) from the grant, sale or transfer of rights to Gemphire’s product candidate gemcabene (other than a grant, sale or transfer of rights involving a sale or disposition of the post-Merger combined company) that is entered into during the 10-year period after the closing of the Merger or pursuant to the License Agreement (as defined below), but not including the $2.5 million upfront gross payment pursuant to the License Agreement. Under the CVR Agreement, the combined company agreed to commit $1 million to support the further development of gemcabene through the quarter ending March 31, 2020, to be funded following execution of the License Agreement and the receipt by Gemphire of the $2.5 million upfront gross payment payable under the License Agreement.  The CVRs are not transferable, except in certain limited circumstances, will not be certificated or evidenced by any instrument, will not accrue interest and will not be registered with the SEC or listed for trading on any exchange.  The CVR Agreement will be effective prior to the closing of the Merger and will continue in effect until the later of the end of the CVR Term and the payment of all amounts payable thereunder, unless and until earlier terminated upon termination of the Merger Agreement.

Voting Agreements

Concurrently with the execution of the Merger Agreement, the executive officers and directors and certain other stockholders of Gemphire entered into voting agreements with NeuroBo and Gemphire relating to the Merger covering approximately 26% of the outstanding capital stock of Gemphire, as of date of the Merger Agreement (the “Gemphire Voting Agreements”). The Gemphire Voting Agreements provide, among other things, that the stockholders who are parties to the Gemphire Voting Agreements will vote all of the shares held by them in favor of the Gemphire Stockholder Matters and against any competing acquisition proposals.  The Gemphire Voting Agreements also place certain restrictions on the transfer of the shares of Gemphire held by the respective signatories thereto.

Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of NeuroBo entered into voting agreements with Gemphire and NeuroBo covering approximately 90% of the outstanding capital stock of NeuroBo as of the date of the Merger Agreement (the “NeuroBo Voting Agreements,” and together with Gemphire Voting Agreements, the “Voting Agreements”). The NeuroBo Voting Agreements provide, among other things, that the directors, officers and securityholders party to the NeuroBo Voting Agreements will vote all of the shares of NeuroBo held by them in favor of the adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement and against any competing acquisition proposals.  The NeuroBo Voting Agreements also place certain restrictions on the transfer of the shares of NeuroBo held by the respective signatories thereto.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, the officers and directors of Gemphire and the officers, directors and certain securityholders of NeuroBo entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which they accepted certain restrictions on transfers of any shares of Gemphire’s common stock for the 180-day period following the Effective Time.

The foregoing descriptions of the Merger Agreement, the CVR Agreement, the Gemphire Voting Agreements, the NeuroBo Voting Agreements, and the Lock-Up Agreements, are not complete and are qualified in their entirety by reference to those agreements or the forms thereof, as applicable, which are attached hereto as Exhibit 2.1, 2.2, 2.3, 2.4, and 2.5, respectively, and incorporated herein by reference.

The Merger Agreement (and the foregoing description of the Merger Agreement and the transactions contemplated thereby) has been included to provide investors and stockholders with information regarding the terms of the Merger Agreement and the transactions contemplated thereby. It is not intended to provide any other factual information about Gemphire or NeuroBo or to modify or supplement any factual disclosures about Gemphire in its public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

License Agreement with Beijing SL

On July 23, 2019,  Gemphire entered into a License and Collaboration Agreement (the “License Agreement”) with Beijing SL Pharmaceutical Co., Ltd. (“Beijing SL”), pursuant to which Gemphire granted Beijing SL an exclusive royalty-bearing license to research, develop, manufacture and commercialize pharmaceutical products comprising, as an active ingredient, gemcabene in mainland China, Hong Kong, Macau and Taiwan (each, a “region,” and collectively, the “Territory”). Gemphire retains all rights to gemcabene outside of the Territory. The parties have agreed to collaborate with respect to development and commercialization activities under the License Agreement through a joint steering committee composed of an equal number of representatives of Beijing SL and Gemphire.

Under the terms of the License Agreement, Beijing SL will be responsible, at its expense, for developing and commercializing products containing gemcabene (each, a “Licensed Product”) in the Territory, with certain assistance from Gemphire.  To the extent mutually agreed to in writing, Gemphire and Beijing SL will collaborate on the Phase 3 clinical trial for homozygous familial hypercholesterolemia or other clinical trials with Gemphire as the sponsor designed to enroll patients both inside and outside the Territory (a  “Global Study”), but Beijing SL will be responsible, at its expense, for the conduct of any Global Study to the extent solely in the Territory, subject to Gemphire’s final decision making authority, and Gemphire will be responsible, at its expense, for the conduct of any Global Study to the extent solely outside of the Territory.  Under a territory development plan, the parties shall develop Licensed Products with respect to the Territory. Beijing SL will be responsible for development activities, including non-clinical and clinical studies directed at obtaining regulatory approval of the Licensed Product in the Territory.  Beijing SL has agreed to use commercially reasonable efforts to commercialize the Licensed Products for each indication that receives regulatory approval in the Territory and shall prepare and present a commercialization plan that shall be subject to approval by the joint steering committee.

Pursuant to the License Agreement, Beijing SL will make an upfront gross payment of $2.5 million to Gemphire within 45 days of the effective date of the License Agreement. Additionally, with respect to each Licensed Product, Gemphire will be eligible to receive (i) payments for specified developmental and regulatory milestones (including submission of a new drug application to China’s National Medical Product Administration, dosing of the first patient in a phase 3 clinical trial in mainland China and regulatory approval for the first and each additional indication of a Licensed Product in the Territory) totaling up to $6 million in the aggregate and (ii) payments for specified global net sales milestones of up to $20 million in the aggregate multiplied by the ratio of the net sales of a Licensed Product sold by Beijing SL in the Territory divided by the global net sales of a Licensed Product, which net sales milestone payments are payable once, upon the first achievement of such milestone.

Beijing SL will also be obligated to pay Gemphire tiered royalties ranging from the mid-teens to twenty percent on the net sales of all Licensed Products in the Territory until the latest of (a) the date on which any applicable regulatory exclusivity with respect to such Licensed Product expires in such region, (b) the expiration or abandonment of the last valid patent claim or joint patent claim covering such Licensed Product in each region and (c) the fifth anniversary of the first commercial sale of such Licensed Product in such region (the “Royalty Term”).  Future milestone payments under the License Agreement, if any, are not expected to begin for at least one year and will extend over a number of subsequent years. Gemphire cannot determine the date on which Beijing SL’s potential royalty payment obligations to Gemphire would expire because Beijing SL has not yet developed any Licensed Products under the License Agreement and therefore Gemphire cannot at this time identify the date of the first commercial sale or the periods of any regulatory exclusivity or patent claims with respect to any Licensed Product.

On a Licensed Product-by-Licensed Product and region-by-region basis upon the expiration of the Royalty Term, the license granted to Beijing SL shall be deemed perpetual, fully paid-up and royalty free with respect to such Licensed Product in such region. Either party may terminate the Agreement (x) with written notice for the other party’s material breach following a cure period or (y) if the other party becomes subject to certain insolvency proceedings.  In addition, Gemphire may terminate the agreement in its entirety if Beijing SL or its affiliates or sublicensees commence a proceeding challenging the validity, enforceability or scope of any of Gemphire’s patents.

To the extent rights granted to Beijing SL under the License Agreement are controlled by Gemphire pursuant to the Amended and Restated License Agreement between Gemphire and Pfizer Inc. (“Pfizer”), such rights are subject to the terms and conditions of such agreement with Pfizer, and Beijing SL has agreed to comply with such terms and conditions.

The License Agreement contemplates that Beijing SL and Gemphire shall, no later than 60 days following the effective date of the License Agreement, negotiate in good faith and execute a clinical supply agreement and, no later than twelve months prior to the anticipated date of the first commercial sale of a Licensed Product, if any, negotiate in good faith and execute a commercial supply agreement, pursuant to which Beijing SL shall purchase from Gemphire, and Gemphire shall use commercially reasonable efforts to supply, gemcabene or Licensed Product for clinical or commercial purposes, as applicable, until manufacturing and regulatory transfers are complete.

Each of Gemphire and Beijing SL has agreed to indemnify the other party against certain losses and expenses relating to the development or commercialization of a Licensed Product by the indemnifying party, the negligence or willful misconduct of the indemnifying party or its directors, officers, employees or agents or a breach of the indemnifying party’s representations, warranties or covenants.

The foregoing description of the License Agreement is not complete and is qualified in its entirety by reference to the License Agreement, which is attached hereto as Exhibit 10.6  and incorporated herein by reference.

Item 5.02.Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 24,  2019, Gemphire entered into amendments to the employment agreements (the “Amendments”) of Dr. Steven Gullans, Chief Executive Officer and President, Dr. Charles Bisgaier, Chief Scientific Officer and Chairman of the Gemphire Board, and Seth Reno, Chief Commercial Officer (the “Executives”) to reduce the cash severance obligation owed to each Executive in connection with the termination of their employment upon the closing of the Merger. Pursuant to the Amendments, if the Merger is completed, each of Dr. Gullans, Dr. Bisgaier and Mr. Reno will receive a lump sum cash payment within thirty days after the effective date of the Merger in an amount equal to $75,000,  $330,000 and $297,536, respectively, subject to a reduction for withholding tax, in lieu of the cash compensation such Executives would otherwise be entitled to receive in connection with a termination following a change in control pursuant to such Executives’ employment agreements.

In connection with the Executives agreeing to the Amendments, on July 24,  2019, Gemphire issued each of Dr. Gullans, Dr. Bisgaier and Mr. Reno a restricted stock award representing 300,000,  100,000 and 100,000 shares, respectively, of Gemphire Common Stock. The restricted stock awards were made pursuant to Restricted Stock Grant Notices and Restricted Stock Agreements (the “Award Agreements”).  Such Award Agreements provide that such shares shall fully vest immediately prior to the Effective Time, provided that the Executive has executed and delivered to Gemphire a release and waiver of claims and such release is not subsequently revoked.  Gemphire shall automatically reacquire for no consideration all unvested shares upon the earliest to occur of (i) the Executive’s termination of continuous service (unless such termination results from the completion of the Merger prior to March 31, 2020) or (ii) March 31, 2020 if the Merger has not been completed. The Award Agreements provide that the holders shall have all rights and privileges of a holder of Gemphire Common Stock, including for purposes of voting and receiving dividends.

Grants were also made to Gemphire’s non-employee directors (45,000 shares of restricted stock in the aggregate) and employees (62,000 shares of restricted stock in the aggregate) pursuant to Award Agreements on July 24,  2019. The non-employee director Award Agreements do not require the execution and delivery of a release and waiver of claims.

On July 23, 2019, Gemphire’s non-employee directors agreed to waive payment of the cash retainer for the remainder of 2019 otherwise payable to such directors pursuant to Gemphire’s non-employee director compensation policy.

The foregoing descriptions of the Amendments and the Award Agreements are not complete and are qualified in their entirety by reference to those agreements or the forms thereof, as applicable, which are attached hereto as Exhibit 10.1, 10.2, 10.3, 10.4, and 10.5 respectively, and incorporated herein by reference.

Item 8.01Other Events.

Attached as Exhibit 99.1 is a copy of the joint press release issued by Gemphire and NeuroBo on July 24,  2019 announcing the execution of the Merger Agreement and Gemphire’s execution of the License Agreement with Beijing SL. Gemphire and NeuroBo will host a joint conference call on July 25,  2019 at 8:30 a.m. Eastern Time to discuss the proposed Merger.  Copies of the script and the slides to be used during the joint conference call are attached hereto as Exhibit 99.2 and 99.3, respectively.

Beginning on July 25, 2019, Gemphire and NeuroBo are making available the frequently asked questions attached hereto as Exhibit 99.4.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning Gemphire, NeuroBo, Beijing SL, the proposed Merger, the CVR Agreement, the License Agreement and other matters.  These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Gemphire, as well as assumptions made by, and information currently available to, management.  Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to obtain stockholder approval for the proposed Merger in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Gemphire and NeuroBo to consummate the Merger; risks related to Gemphire’s ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed Merger pending closing; risks related to Gemphire’s continued listing on the Nasdaq Capital Market until closing of the proposed Merger;  risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; the risk that as a result of adjustments to the Exchange Ratio, Gemphire stockholders or NeuroBo stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Gemphire Common Stock relative to the Exchange Ratio; the risk that the conditions to payment under the CVRs will be not be met and that the CVRs may otherwise never deliver any value to Gemphire stockholders; risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; the ability of Gemphire or NeuroBo to protect their respective intellectual property rights; competitive responses to the Merger and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the proposed Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; the success and timing of regulatory submissions and pre-clinical and clinical trials; regulatory requirements or developments; changes to clinical trial designs and regulatory pathways; changes in capital resource requirements; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Gemphire’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Gemphire can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, Gemphire undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information Will be Filed with the SEC

In connection with the proposed Merger, Gemphire intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus/information statement.  INVESTORS AND STOCKHOLDERS OF GEMPHIRE ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GEMPHIRE, THE MERGER AND RELATED MATTERS.  Investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Gemphire with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.  In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Gemphire with the SEC by contacting Gemphire by mail at Gemphire Therapeutics Inc., 17199 N. Laurel Park Drive, Suite 401, Livonia, MI 48152, Attention: Corporate Secretary. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Gemphire and its directors and executive officers and NeuroBo and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Gemphire in connection with the Merger.  Information regarding the special interests of these directors and executive officers in the Merger will be included in the proxy statement/prospectus/information statement referred to above.  Additional information about Gemphire’s directors and executive officers is included in Gemphire’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 18, 2019.  These documents are available free of charge at the SEC website (www.sec.gov) and from the Corporate Secretary of Gemphire at the address above.

Item 9.01Financial Statements and Exhibits.

(d)Exhibits.

Exhibit
No.	Description
2.1*	Agreement and Plan of Merger, dated as of July 24, 2019, by and among Gemphire, Merger Sub and NeuroBo.
2.2*	Form of CVR Agreement by and among Gemphire, Grand Rapids Holders’ Representative, LLC, as Holders’ Representative, and Computershare Inc., as Rights Agent.
2.3	Form of Gemphire Voting Agreement, by and between NeuroBo, Gemphire and certain stockholders of Gemphire.
2.4*	Form of NeuroBo Voting Agreement, by and between Gemphire, NeuroBo and certain stockholders of NeuroBo.
2.5	Form of Lock-Up Agreement, by and between Gemphire, NeuroBo and certain stockholders of Gemphire and NeuroBo.
10.1+	First Amendment to Employment Agreement dated as of July 24, 2019 by and between Gemphire and Steve Gullans.
10.2+	First Amendment to Employment Agreement dated as of July 24, 2019 by and between Gemphire and Charles L. Bisgaier.
10.3+	First Amendment to Employment Agreement dated as of July 24, 2019 by and between Gemphire and Seth Reno.
10.4+	Form of Restricted Stock Grant Notice and Restricted Stock Agreement under the Amended and Restated 2015 Equity Incentive Plan (Employees).
10.5+	Form of Restricted Stock Grant Notice and Restricted Stock Agreement under the Amended and Restated 2015 Equity Incentive Plan (Directors).
10.6**	License and Collaboration Agreement dated as of July 23, 2019 by and between Gemphire and Beijing SL.
99.1	Joint Press Release dated July 24, 2019 issued by Gemphire and NeuroBo.
99.2	Conference Call Script for Call to be held on July 25, 2019.
99.3	Slides to be used during Conference Call to be held on July 25, 2019.
99.4	Questions and Answers about the Merger dated July 25, 2019.

*      Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

**    Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K.  A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request. Certain portions of the License Agreement that are not material and would be competitively harmful if publicly disclosed have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. A copy of the unredacted License Agreement will be furnished to the SEC upon request.

+      Management compensation plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 25, 2019	GEMPHIRE THERAPEUTICS INC.

	By:	/s/ Dr. Steven Gullans
	Name:	Dr. Steven Gullans
	Title:	President and Chief Executive Officer